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Merrill Lynch Investment Partners Inc.

[PICTURE APPEARS HERE]






ML Principal
Protection L.P.






Monthly Statement December 1997
-------------------------------

[LOGO OF Merrill Lynch]


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                         ML Principal Protection L.P.


Dear Limited Partner,

The Net Asset Value ("NAV") of ML Principal Protection L.P. (the "Fund") increased during December. Please see the accompanying summary financial information for the NAV of your series of Units.

In December, profitable trading in metals, energy, currencies, agriculture and interest rates offset losses in stock index markets.

In December, copper prices continued to fall throughout the month as weak demand from Asia and rising mine output pushed stockpiles close to 20-month highs. Gold also continued to drop in price during the month, falling to an 18-year low, as several central banks sold -- or threatened to sell -- their huge gold holdings, which represent about 25 percent of the total supply already produced. However, gold posted its biggest one-day gain in nearly two years on December 17, as Japan proposed a large reduction in income taxes, along with other positive economic announcements. Aluminum, the economic health of which depends on the export business, also benefitted from the renewed confidence of the Japanese, as prices were bolstered following a decline of several days. The Fund generated profits in both base and precious metals trading during the month.

In energy trading, the Fund generated profits in December as prices continued to trend generally downward, in the same fashion as they had since mid-November. Crude oil prices began the month by dropping in reaction to the decision by OPEC to raise its production ceiling and continued to drop throughout the month on signs that oil exports from Iraq would resume sooner than expected. Unleaded gasoline dropped in a similar fashion to crude, as the Secretary General of the United Nations was reported to be close to approval of the sale of Iraqi oil. Natural gas prices fell amid further expectations that the biggest heating regions in the U.S. would have above-

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normal temperatures this winter, leaving ample supplies in the market.

In interest rates, European bonds generally trended upward throughout December before falling off at month-end. U.S. Treasury bond prices also trended upward for most of the month, but not as smoothly as German and French bonds. For instance, U.S. Treasury prices fell on December 8, sending the long bond's yield to its highest level in a month, as concerns over strong economic growth were caused by November's employment report coupled with the possibility that the Japanese government might consider selling some of its Treasury securities to help troubled Japanese banks. The Fund generated profits in both dollar and non-dollar interest rate trading during the month.

                              -------------------

Effective January 1, 1998, Merrill Lynch Investment Partners Inc., the general partner, has selected Bridgewater Associates, Inc. ("Bridgewater") as an additional trading advisor for the Fund. As of January 1, 1998, Bridgewater was allocated approximately 5.8% of the Fund's trading assets. Bridgewater will be paid a monthly Consulting Fee at an annual rate of 1% and an annual Profit Share of 20% of New Trading Profits. As of October 31, 1997, Bridgewater's best monthly rate of return was 13.61%, its worst monthly rate of return was (4.49)%, and was managing approximately $21 million of customer funds ("notional" funds excluded) in the program traded for the Fund.

                              -------------------

As planned, effective December 31, 1997, the Fund paid the annual fixed-rate distribution to all Series B and F Unitholders in the amount of $3.50. In addition, the Fund paid discretionary distributions to all Series B and F Unitholders in the amounts of $1.50 and $1.25, respectively. The January 1, 1998 NAVs of the Series B and F Units are reduced by the amount of these distributions.

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As of January 1, 1998, the Fund's assets were allocated as follows:

Trading Advisor                                                    % Allocation
---------------                                                    ------------
John W. Henry & Company, Inc.                                           6.60
Chesapeake Capital Corporation                                          6.60
AIS Futures Management LLC                                              5.28
ARA Portfolio Management Company, L.L.C.                                5.28
Trendstat Capital Management, Inc.                                      5.28*
Millburn Ridgefield Corporation                                         3.96
Bridgewater Associates, Inc.                                            3.83
Quantitative Financial Strategies, Inc.                                 3.63
Graham Capital Management, L.P.                                         3.30*
Hill Financial Group, Ltd.                                              3.30
Millennium Global Investments Ltd.                                      3.30
Range Wise, Inc.                                                        3.30
Allied Irish Capital Management Ltd.                                    2.64
Dominion Capital Management, Inc.                                       2.64
Grinham Managed Futures Pty Ltd.                                        2.64
Fundamental Futures, Inc.                                               1.45
Telesis Management, Inc.                                                1.65
Northfield Trading L.P.                                                 1.32
Cash                                                                   34.00**
                                                                      ------
                                                                      100.00

*Each of these advisors is currently managing the Fund's assets allocated to it as if the advisor were managing 50% more equity than the capital allocation indicated above.

**Reflects blended allocations of the different series.

                               1997 Year-to-Date
                         Gross Total Trading Results*
                              Through December 31

Agriculture                                                         $   679,157
Currencies                                                            3,911,109
Energy                                                               (1,278,003)
Financial Instruments                                                 1,706,686
Metals                                                                1,245,020
Stock Indices                                                           232,314
                                                                    -----------
Total                                                               $ 6,496,283

*Before deduction of any fees and charges

Commencing with the January customer statement we will be changing our format to contain only financial information on a monthly basis and market commentary on a quarterly basis.

We would like again to remind U.S. taxpayers that we expect to send 1997 K-1 information in mid-March. Our customer service representatives are available to

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assist you with any questions you may have, and may be reached at our toll-free number in the U.S.: 1-800-765-0995.

During December, the Fund's Trading Advisors were able to identify and profit from clear price trends in several markets. As we begin a new year, we feel the Fund is well-positioned to profit and benefit investors as trading opportunities develop, and we wish you the best in 1998.

                                       Sincerely,
                                       John R. Frawley, Jr.
                                       President & Chief Executive Officer
                                       Merrill Lynch Investment Partners Inc.
                                       (General Partner)

FOR THE EXCLUSIVE USE OF INVESTORS IN ML PRINCIPAL PROTECTION L.P. THIS MONTHLY REPORT IS NOT AN OFFER TO SELL NOR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. AN OFFER CAN ONLY BE MADE BY A CURRENT PROSPECTUS, AS SUPPLEMENTED, TOGETHER WITH SUMMARY FINANCIAL INFORMATION FOR THE FUND CURRENT WITHIN 60 DAYS. THESE MATERIALS CONTAIN IMPORTANT INFORMATION ABOUT RISK FACTORS, PERFORMANCE AND OTHER ASPECTS OF THE FUND AND MUST BE READ CAREFULLY BEFORE INVESTING. FUTURES TRADING IS SPECULATIVE AND INVOLVES A HIGH DEGREE OF RISK. PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

THIS MONTHLY REPORT MUST NOT BE REPRODUCED OR DISTRIBUTED IN ANY MANNER.

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
                         ML Principal Protection L.P.
                               December 31, 1997
                             Statement of Changes
                              in Net Asset Value

Net Asset Value (948,450.52 Units) at November 30, 1997            $ 99,650,874
Net Income/(Loss) for December 1997                                   2,211,966
Redemptions of 5,831.40 Units                                          (636,155)
                                                                   ------------
Net Asset Value (942,619.12 Units) at December 31, 1997            $101,226,685
                                                                   ============
Net Asset Value at December 31, 1997
          Series A Units                                           $     113.73*
                                                                   ============
          Series B Units                                           $     114.15*
                                                                   ============
          Series C Units                                           $     108.15*
                                                                   ============
          Series D Units                                           $     109.94*
                                                                   ============
          Series E Units                                           $     109.40*
                                                                   ============
          Series F Units                                           $     109.04*
                                                                   ============
          Series G Units                                           $     106.52*
                                                                   ============
          Series H Units                                           $     106.62*
                                                                   ============
          Series K Units                                           $     104.77
                                                                   ============
          Series L Units                                           $     102.08
                                                                   ============
          Series M Units                                           $     103.70
                                                                   ============

* The Net Asset Value per Unit does not include the annual distributions paid to Unitholders.

--------------------------------------------------------------------------------

                          Statement of Income/(Loss)

                                                                     December
                                                                     --------
Revenues:
  Realized Profit/(Loss)                                           $  2,210,962
  Change in Unrealized Profit/(Loss)                                    323,539
                                                                   ------------
Total Trading Results                                                 2,534,501
  Interest Income                                                       492,892
                                                                   ------------
Total Revenues                                                        3,027,393

Expenses:
  Brokerage Commissions                                                 501,551
  Administrative Fees                                                    14,330
  Allocation of New Profit Share                                        275,554
                                                                   ------------
Total Expenses                                                          791,435
                                                                   ------------
Net Income/(Loss) Before Minority Interest                            2,235,958
                                                                   ------------
  Minority Interest                                                     (23,992)
                                                                   ------------
Net Income/(Loss)                                                  $  2,211,966
                                                                   ============

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To the best of the knowledge and belief of the undersigned the information contained in this report is accurate and complete.


                    /s/ Michael A. Karmelin
                    Michael A. Karmelin
                    Chief Financial Officer
                    Merrill Lynch Investment Partners Inc.


Please notify the following of any address changes:

Merrill Lynch Investment Partners Inc.
Merrill Lynch World Headquarters
South Tower
World Financial Center
New York, New York 10080-6106
1-800-765-0995


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